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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

         Fortune, Carter M.
         (Last) (First) (Middle)

         Bank One Tower, 111 Monument Circle, Suite 4600
         (Street)

         Indianapolis, Indiana 46204
         (City) (State) (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

         Stock Purchase on September 1, 2000

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol

         American Gaming & Entertainment, Ltd. (AGEL)

5. Relationship of Reporting Person to Issuer
(Check all applicable)

         [   ]   Director                        [ X ]   10% Owner
         [   ]   Officer (give title below)      [   ]   Other (specify below)



6. If Amendment, Date of Original (Month/Year) NA

7. Individual or Joint/Group Filing (Check Applicable Line)

         X    Form filed by One Reporting Person
              Form filed by More than One Reporting Person

====================================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
====================================================================================================

                                               3. Ownership Form:
                      2. Amount of Securities     Direct (D) or
1. Title of Security      Beneficially Owned      Indirect (I)     4. Nature of Indirect Beneficial
      (Instr. 4)              (Instr. 4)            (Instr. 5)             Ownership (Instr.5)
----------------------------------------------------------------------------------------------------
Common Stock                   116,058,014 shares       D                      N/A
----------------------------------------------------------------------------------------------------
Common Stock                   228,103,526 shares (1)   I                 See Note (1), below
----------------------------------------------------------------------------------------------------
Common Stock                   1,000,000 shares (1)     I                 See Note (1), below
----------------------------------------------------------------------------------------------------

====================================================================================================

Explanation of Responses:

Note (1): As a member of a control group, the Reporting Person may be deemed to be an indirect beneficial owner of the shares owned by the other members of the control group, John F. Fisbeck (114,058,013 shares)and David B. McLane (114,045,513 shares). In addition, the Reporting Person's spouse who resides in the same household owns 1,000,000 shares. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission that the Reporting Person is, for purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement.


  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)

==================================================================================================================================
              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
==================================================================================================================================
                                                                                                     5. Owner-
                                                  3. Title and Amount of Securities                     ship
                                                     Underlying Derivative Security                     Form of
                       2. Date Exercisable           (Instr. 4)                                         Derivative
                          and Expiration Date     ---------------------------------   4. Conver-        Security:
                          (Month/Day/Year)                              Amount           sion or        Direct      6. Nature of
                          -------------------                           or               Exercise       (D) or         Indirect
                          Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Security      Exer-      tion                               of               Derivative     (I)            Ownership
   (Instr. 4)             cisable    Date         Title                 Shares           Security       (Instr.5)      (Instr. 5)
----------------------------------------------------------------------------------------------------------------------------------
None
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses: N/A



                                    /s/ Carter M. Fortune              09/08/00
                                    ---------------------
                                    **Signature of Reporting Person    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.